Exhibit 99.1

media release

SMART Technologies Announces Third Quarter Charge Related to kapp Inventory and Provides Preliminary Update to Q3 Guidance

CALGARY, Alberta --- January 18, 2016 --- SMART Technologies Inc. (NASDAQ: SMT) (TSX: SMA) (“SMART” or the “Company”), a leading provider of education and business collaboration solutions, today announced selected preliminary financial information for its third quarter ended December 31, 2015.

Sales from SMART kapp are growing at a slower rate than originally envisaged and, as a result, the Company has assessed and revised its future demand assumptions for finished goods and raw materials. Based on these revised demand assumptions, the Company expects to record a primarily non-cash, pre-tax charge against inventory and purchase commitments of approximately US$20 million in the third quarter of fiscal 2016. This inventory charge will not impact Adjusted EBITDA or Adjusted Net Income.

“Although a number of factors led to the need for an inventory charge in the third quarter, kapp remains a key part of our strategy and continues to make progress” said Neil Gaydon, President and CEO of SMART.

On November 5, 2015, SMART indicated guidance for fiscal 2016 Q3 Adjusted EBITDA of between $0 and $5 million. SMART currently expects Adjusted EBITDA to come in at the low end of this guidance range.

The expected charge against inventory and purchase commitments and the expectation regarding Adjusted EBITDA are based upon the most current information available to management. The Company’s actual results may differ materially from these preliminary results due to the completion of the Company’s financial closing procedures, final adjustments and other developments that may arise between the date of this press release and the time that financial results for the third quarter of fiscal 2016 are finalized.

Additional information will be provided in the Company’s Q3 earnings release.

About SMART

SMART Technologies Inc. (NASDAQ: SMT, TSX: SMA) is a world leader in simple and intuitive solutions that enable more natural collaboration. We are an innovator in interactive touch technologies and software that inspire collaboration in both education and businesses around the globe. To learn more, visit smarttech.com.

SMT – M

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Non-GAAP measures

We define Adjusted Net (Loss) Income as net (loss) income before stock-based compensation, costs of restructuring, foreign exchange gains or losses, accelerated deferred revenue recognized, amortization of intangible assets, gains or losses related to the liquidation of foreign subsidiaries, gains or losses related to the sale of long-lived assets and kapp inventory charge, all net of tax.

We define Adjusted EBITDA as Adjusted Net Income before interest expense, income taxes, depreciation and other income.

Adjusted EBITDA and Adjusted Net (Loss) Income non-GAAP measures and should not be considered as alternatives to net income or any other measure of financial performance calculated and presented in accordance with GAAP. Adjusted EBITDA and Adjusted Net (Loss) Income and other non-GAAP measures have inherent limitations, and the reader should therefore not place undue reliance on them.

We use Adjusted EBITDA as a key measure to assess the core operating performance of our business after removing the effects of both our leveraged capital structure and the volatility associated with the foreign currency exchange rates on our U.S. dollar-denominated debt. We also use Adjusted Net (Loss) Income to assess the performance of the business after removing the after-tax impact of stock-based compensation, costs of restructuring, foreign exchange gains and losses, accelerated deferred revenue recognized, amortization of intangible assets, gains or losses related to the sale of long-lived assets and kapp inventory charge. We use both of these measures to assess business performance when we evaluate our results in comparison to budgets, forecasts, prior-year financial results and other companies in our industry. Many of these companies use similar non-GAAP measures to supplement their GAAP disclosures, but such measures may not be directly comparable to ours. In addition to its use by management in the assessment of business performance, Adjusted EBITDA is used by our Board of Directors in assessing management’s performance and is a key metric in the determination of payments made under our incentive compensation plans. We believe Adjusted EBITDA and Adjusted Net Income may be useful to investors in evaluating our operating performance because securities analysts use metrics similar to Adjusted EBITDA and Adjusted Net (Loss) Income as supplemental measures to evaluate the overall operating performance of companies.

Reader’s advisory

Certain information contained in this press release may constitute forward-looking information, including without limitation the Company’s expectations regarding preliminary results of operations for the third quarter of fiscal 2016, the Company’s view of future demand expectations for SMART kapp products, our expectation that we will record a primarily non-cash and pre-tax provision against inventory and purchase commitments of approximately $20 million in the third quarter of fiscal 2016, and our expectations regarding Adjusted EBITDA for the third quarter of fiscal 2016. By their very nature, forward-looking information and statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking information and statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to vary materially from the forward-looking information or statements. We do not assume responsibility for the accuracy and completeness of the forward-looking information or statements. Any forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement.

Investor contact:	Media contact:
Jody Kehler	Robin Raulf-Sager
Investor Relations Manager	Director, Corporation Communications
SMART Technologies Inc.	SMART Technologies Inc.
+ 1.403.407.5486	+ 1.403.407.4225
JodyKehler@smarttech.com	RobinRaulf-Sager@smarttech.com

©2016 SMART Technologies. All third-party product and company names are for identification purposes only and may be trademarks of their respective owners. To view a list of SMART trademarks please visit our Trademarks and Guidelines page.

Please note that SMART is written in all capital letters.